UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65675 / November 3, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14587

In the Matter of	**ORDER MAKING FINDINGS AND**
	REVOKING REGISTRATION OF
Ablest Inc.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Absolute Potential, Inc. (f/k/a Absolute	**OF THE SECURITIES**
Waste Services, Inc.),	**EXCHANGE ACT OF 1934 AS TO ABLEST**
Alpha Petroleum Exploration Corp.,	**INC.**
AMCV Capital Trust I,	
American Health, Inc.,	
Avid Sportswear & Golf Corp. (n/k/a	
Merger Co., Inc.), and	
The Bighub.com, Inc. (n/k/a Capital	
Consultants Funding, Inc.),	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Ablest Inc. ("Ablest" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Ablest Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Ablest (CIK No. 46653) is a Delaware corporation located in Tampa, Florida. At all times relevant to this proceeding, the securities of Ablest have been registered under Exchange Act Section 12(g).

      2.   Ablest has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended April 1, 2007.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                            Elizabeth M. Murphy
                            Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.